Mail Stop 0511



							April 20, 2005



C. Patrick Machado
Senior Vice President and Chief Financial Officer
Orion Acquisition Corp. II
501 Second Street, Suite 211
San Francisco, California 94107

		RE:	Orion Acquisition Corp. II
			Registration Statement on Form SB-2
			File No. 333-122431

Dear Mr. Machado:

      After consideration of the company`s supplemental response and discussion with counsel, we reissue our prior comment 1 of our letter dated February 25, 2005. Your offering appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, resales will be made on a prompt and continuous basis, and the selling shareholders will be identified as underwriters. You may contact Jay Ingram at (202) 942-2791 if you any questions.

      Sincerely,



John Reynolds
Assistant Director
      Office of Emerging Growth Companies


cc.	John Huber, Esq.
	202-637-3374
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